Exhibit 99.1

Lifeway Foods, Inc. Launches Strategic Plan, “Lifeway 2.0” to Reinvigorate Growth

Focus on Expansion of Core Kefir Product Distribution

Introduces Convenient, On-the-Go Health and Wellness Product Innovation

Builds Lifeway Brand Awareness & Consumer Loyalty

Announces Third Quarter 2018 Financial Results

Morton Grove, IL — November 14, 2018 — Lifeway Foods, Inc. (Nasdaq: LWAY), the leading U.S. supplier of kefir fermented dairy and probiotic products to support the microbiome, today announced a new strategic plan, “Lifeway 2.0” to reinvigorate growth. The Company also reported financial results for the three and nine months ended September 30, 2018.

Julie Smolyansky, Lifeway’s CEO commented, “We are excited to launch Lifeway 2.0, our strategic long-term plan to meaningfully reinvigorate growth. We expect to deliver sustainable top-line growth based on three core strategies. These include a focus on rebuilding our core kefir product distribution in new and existing sales channels, introducing product innovation for today’s on-the-go consumers focused on health and wellness, and enhancing Lifeway’s brand awareness and consumer loyalty. Over the last few months we have aligned our organizational structure to significantly reduce costs and create efficiencies, while also continuing to make investments in people, processes, manufacturing and sales and marketing. We believe we have the right team, strategic plan, and compelling industry fundamentals to generate the growth we are confident Lifeway is capable of achieving long-term.”

Smolyansky continued, “We believe the disciplined actions we have taken in light of the recent inflationary cost pressures and dairy industry challenges have further strengthened our foundation for growth. Importantly, recent research from Harvard University has reinforced the benefits of fermented dairy on gut health and microbiome support, information we look forward to educating more consumers about going forward. At Lifeway, we have strong health and wellness heritage which began in the 1980s, and our team remains intently focused on providing products that are positive for digestive health, high in protein and low in sugar to help consumers maintain a healthier lifestyle.”

Lifeway 2.0 Strategic Growth Priorities

To reinvigorate growth in 2019 and over the next several years, Lifeway is focused on the following strategic growth initiatives:

•	Expand Core Kefir Product Distribution
o	Lifeway will focus on rebuilding core kefir product distribution in new and existing sales channels. This includes in existing mass, grocery and natural retail partners as well as the complementary convenience, club, foodservice, drug store, e-commerce, hospital and university sales channels.

•	Introduce Convenient, Probiotic and Protein Rich-Product Innovation
o	Lifeway will introduce product innovation for today’s on-the-go consumers focused on health and wellness. This includes single-serve, 8 ounce Lifeway Kefir and newly released organic varieties. Year-to-date through September 30, 2018 Lifeway branded 8 ounce Kefir retail sales for measured channels grew approximately 39% over the prior year period off of a low-base.
o	The Company is also focused on completing the development of its dairy-free, plant-based probiotic drinks with distribution beginning in 2019.

•	Enhance Consumer Experience
o	Lifeway will utilize existing customer insights and technologies to increase trial and repurchase rates as it looks to expand kefir household penetration. The Company believes there is a tremendous opportunity to re-engage with existing consumers and bring new consumers to the Lifeway brand.
o	Lifeway believes these single-serve purchase opportunities, along with increased demos at traditional retail, will help support its objective to increase exposure, shopper occasions and introduce new consumers to the brand.

1

About Lifeway Foods, Inc.

Lifeway Foods, Inc., which has been recognized as one of Forbes’ Best Small Companies, is America’s leading supplier of the probiotic, fermented beverage known as kefir. In addition to its line of drinkable kefir, the company also produces cupped kefir and cheese, frozen kefir, specialty cheeses, probiotic supplements and a ProBugs line for kids. Lifeway’s tart and tangy fermented dairy and non-dairy products are now sold across North America, Ireland and the United Kingdom. Learn how Lifeway is good for more than just you at www.lifewaykefir.com.

Forward-Looking Statements

All statements in this release (and oral statements made regarding the subjects of this release) contains “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995 regarding, among other things, future operating and financial performance, product development, market position, business strategy and objectives. These statements use words, and variations of words, such as “new,” “strategy,” “plan,” “expect,” “deliver,” “reinvigorate,” “rebuild,” “introduce,” “enhance,” “generate,” “innovate,” “grow,” “achieve,” “long-term,” “complete,” “begin,” “will,” “use,” “increase,” and “believe.” Other examples of forward looking statements may include, but are not limited to, (i) statements of Company plans and objectives, including the introduction of new products, or estimates or predictions of actions by customers or suppliers, (ii) statements of future economic performance, and (III) statements of assumptions underlying other statements and statements about Lifeway or its business. You are cautioned not to rely on these forward-looking statements. These statements are based on current expectations of future events and thus are inherently subject to uncertainty. If underlying assumptions prove inaccurate or known or unknown risks or uncertainties materialize, actual results could vary materially from Lifeway’s expectations and projections. These risks, uncertainties, and other factors include: price competition; the decisions of customers or consumers; the actions of competitors; changes in the pricing of commodities; the effects of government regulation; possible delays in the introduction of new products; and customer acceptance of products and services. A further list and description of these risks, uncertainties, and other factors can be found in Lifeway’s Annual Report on Form 10-K for the fiscal year ended December 31, 2017, and the Company’s subsequent filings with the SEC. Copies of these filings are available online at https://www.sec.gov, http://lifewaykefir.com/investor-relations/, or on request from Lifeway. Information in this release is as of the dates and time periods indicated herein, and Lifeway does not undertake to update any of the information contained in these materials, except as required by law. Accordingly, YOU SHOULD NOT RELY ON THE ACCURACY OF ANY OF THE STATEMENTS OR OTHER INFORMATION CONTAINED IN ANY ARCHIVED PRESS RELEASE.

Contact:

Lifeway Foods, Inc.

Phone: 847-967-1010

Email: info@lifeway.net

2

LIFEWAY FOODS, INC. AND SUBSIDIARIES

Consolidated Balance Sheets

September 30, 2018 and December 31, 2017

(In thousands)

	September 30, 2018 (Unaudited)	December 31, 2017
Current assets
Cash and cash equivalents	$2,726	$4,978
Investments, at fair value	500	–
Accounts receivable, net of allowance for doubtful accounts and discounts & allowances of $1,550 and $2,010 at September 30, 2018 and December 31, 2017 respectively	8,073	8,676
Inventories, net	6,837	7,697
Prepaid expenses and other current assets	1,298	983
Refundable income taxes	2,959	2,347
Total current assets	22,393	24,681

Property, plant and equipment, net	25,035	24,645

Intangible assets
Goodwill & indefinite-lived intangibles	14,068	14,068
Other intangible assets, net	485	975
Total intangible assets	14,553	15,043

Other assets	150	150
Total assets	$62,131	$64,519

Current liabilities
Current maturities of notes payable	$–	$3,166
Accounts payable	6,263	6,848
Accrued expenses	3,118	2,984
Accrued income taxes	82	203
Total current liabilities	9,463	13,201

Line of credit	5,990	–
Notes payable	–	3,113
Deferred income taxes, net	840	840
Other long-term liabilities	661	775
Total liabilities	16,954	17,929

Stockholders' equity
Preferred stock, no par value; 2,500 shares authorized; no shares issued or outstanding at September 30, 2018 and December 31, 2017, respectively	–	–
Common stock, no par value; 40,000 shares authorized; 17,274 shares issued; 15,838 and 16,008 outstanding at September 30, 2018 and December 31, 2017, respectively	6,509	6,509
Paid-in capital	2,211	2,244
Treasury stock, at cost	(12,918)	(11,812)
Retained earnings	49,375	49,649
Total stockholders' equity	45,177	46,590

Total liabilities and stockholders' equity	$62,131	$64,519

3

LIFEWAY FOODS, INC. AND SUBSIDIARIES

Consolidated Statements of Operations

For the three months and nine months ended September 30, 2018 and 2017

(Unaudited)

(In thousands, except per share data)

	Three Months Ended September 30,		Nine months Ended September 30,
	2018	2017	2018	2017

Net sales	$24,480	$28,786	$80,318	$92,636

Cost of goods sold	17,892	20,331	57,412	65,262
Depreciation expense	738	618	2,143	1,801
Total cost of goods sold	18,630	20,949	59,555	67,063

Gross profit	5,850	7,837	20,763	25,573

Selling expenses	3,136	4,010	10,537	11,648
General and administrative	3,150	3,145	9,851	10,743
Amortization expense	163	168	490	504
Total operating expenses	6,449	7,323	20,878	22,895

(Loss) income from operations	(599)	514	(115)	2,678

Other income (expense):
Interest expense	(82)	(62)	(220)	(180)
Gain (loss) on sale of property and equipment	28	(34)	42	(39)
Other income, net	3	–	11	–
Total other income (expense)	(51)	(96)	(167)	(219)

(Loss) income before provision for income taxes	(650)	418	(282)	2,459

(Benefit) provision for income taxes	(136)	175	(8)	1,056

Net (loss) income*	$(514)	$243	$(274)	$1,403

(Loss) earnings per common share:
Basic	$(0.03)	$0.02	$(0.02)	$0.09
Diluted	$(0.03)	$0.02	$(0.02)	$0.09

Weighted average common shares:
Basic	15,872	16,093	15,886	16,123
Diluted	16,256	16,168	16,354	16,218

*2018 third quarter net income includes a $0.3 million non-cash inventory write-off expense due to the Company’s discontinued products and the flow through from the Probugs packaging change.

4

LIFEWAY FOODS, INC. AND SUBSIDIARIES

Consolidated Statements of Cash Flows

For the Nine months Ended September 30, 2018 and 2017

(Unaudited)

(In thousands)

	2018	2017
Cash flows from operating activities:
Net (loss) income	$(274)	$1,403
Adjustments to reconcile net income to operating cash flow:
Depreciation and amortization	2,633	2,305
Non-cash interest expense	9	–
Bad debt expense	50	–
Reserve for inventory obsolescence	580	320
Stock-based compensation	827	901
Deferred revenue	(72)	–
(Gain) loss on sale of property and equipment	(42)	39
(Increase) decrease in operating assets:
Accounts receivable	553	(814)
Inventories	280	(328)
Refundable income taxes	(612)	(462)
Prepaid expenses and other current assets	(291)	(231)
Increase (decrease) in operating liabilities:
Accounts payable	(586)	1,384
Accrued expenses	(588)	252
Accrued income taxes	(121)	(580)
Net cash provided by operating activities	2,346	4,189

Cash flows from investing activities:
Purchases of investments	(500)	(25)
Purchases of property and equipment	(2,581)	(3,932)
Proceeds from sale of property and equipment	90	37
Net cash used in investing activities	(2,991)	(3,920)

Cash flows from financing activities:
Borrowings under revolving credit facility	6,050	–
Payment of deferred financing costs	(69)	–
Purchase of treasury stock	(1,309)	(1,187)
Repayment of notes payable	(6,279)	(630)
Net cash used in financing activities	(1,607)	(1,817)

Net decrease in cash and cash equivalents	(2,252)	(1,548)

Cash and cash equivalents at the beginning of the period	4,978	8,812

Cash and cash equivalents at the end of the period	$2,726	$7,264

Supplemental cash flow information:
Cash paid for income taxes, net of refunds	$724	$2,098
Cash paid for interest	$189	$180

5